Exhibit 2

SECOND QUARTER 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS
July 27, 2004

The following interim management’s discussion and analysis (MD&A) updates our annual MD&A included in our 2003 Annual Report to Shareholders, to which readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A.

OVERVIEW OF CONSOLIDATED FINANCIAL HIGHLIGHTS

Net Earnings

Agrium’s consolidated net earnings for the second quarter of 2004 were $75-million or $0.52 diluted earnings per share. Net earnings increased $6-million over the same quarter last year and diluted earnings per share were up $0.05 compared to $0.47 in the second quarter of 2003. For the six months ended June 30, 2004, consolidated net earnings were $87-million, up $24-million compared to net earnings of $63-million for the same period in 2003. Year-to-date diluted earnings per share were $0.60 compared to $0.43 for the comparative six months ended June 30, 2003.

Increased earnings were driven by higher international and domestic pricing for most of our products, particularly potash and nitrogen, resulting from a tightened global supply/demand balance. Higher fertilizer prices and volumes contributed to increased margins in our retail businesses.

Cash Provided by Operating Activities

Cash flow from operating activities for the second quarter of 2004 was $23-million compared to $36-million for the same quarter of 2003. This decline is attributable to a $146-million increase in non-cash working capital, largely due to a $149-million increase in accounts receivable. Accounts receivable are up over last year primarily as a result of not using our accounts receivable securitization program this year compared to a $125-million asset securitization at June 30, 2003.

Cash flow from operating activities for the six months ended June 30, 2004 was up $54-million to $125-million. The increase is mainly due to improved earnings of $24-million combined with a decrease in net change in non-cash working capital of $23-million compared to the same period in 2003.

Financial Position

In May 2004, we entered into a $450-million three-year syndicated revolving unsecured credit facility which replaced existing credit facilities expiring in 2004 totaling $281-million. In addition to improved pricing and terms, the extended expiration date and higher borrowing limits of the new facility complements our growth strategy and provides us with increased liquidity and flexibility for short-term borrowings.

The primary financial covenants include restrictions on the amount of additional debt, maximum debt to capital ratios and minimum EBITDA-interest coverage ratios. We were in compliance with all applicable covenants as at June 30, 2004.

Business Segment Performance

North America Wholesale

•	Wholesale EBIT for the second quarter of 2004 was $74-million, down $12-million from EBIT of $86-million for the same period last year.

•	Second quarter gross profit was $137-million in 2004, up from $130-million last year. Increased prices for nitrogen and potash, a result of a tightened supply/demand balance both domestically and internationally, were the primary drivers underlying the $7-million increase in gross profit in the second quarter of 2004 compared to the second quarter of 2003. However, nitrogen gross profit was negatively impacted by higher cost of product for urea and ammonia and lower ammonia sales volumes.

•	Overall, expenses are up $34-million in the second quarter of 2004 compared to the same period of 2003. Factors most significantly impacting this increase are Kenai Earn-out related expenses, litigation charges and other expenses, including higher gas costs relating to gas royalties, which totaled $18-million. Agrium continues to dispute our liability with respect to the payment of the Earn-out. Higher depreciation and potash profit tax recorded as royalties, were additional factors contributing to the increase.

•	On July 22, 2004, an Arbitration Panel decision was received with respect to the Corporation’s dispute with Union Oil Company of California (“Unocal”) over gas supply obligations to our Kenai, Alaska plant. The Panel awarded Agrium damages of $37-million plus interest of $2-million for failure of Unocal to supply the required daily quantities to April 2004 and directed determination of further damages to June 30, 2004. We will reflect the damage award in the Corporation’s third quarter financial results.

South America Wholesale

•	Wholesale EBIT was $21-million for the second quarter of 2004, up $8-million from $13-million EBIT for the same quarter last year. Improved EBIT is directly related to increased ammonia and urea prices and increased urea volumes, consistent with a tightened global supply/demand balance.

North America Retail

•	Retail EBIT for the second quarter of 2004 was $48-million, up $6-million from the same period last year. Higher fertilizer prices and sales volumes were the primary drivers behind a $12-million improvement in gross profit for the second quarter year-over-year. Selling expenses increased $5-million in the second quarter of 2004, compared to the second quarter of 2003, which correlates directly with increased sales volume.

South America Retail

•	Second quarter EBIT for Retail was $4-million for 2004, up $2-million from the second quarter of 2003. The increase is primarily a result of higher fertilizer prices and sales volumes, while higher chemical prices also contributed to the increase.

Other

•	EBIT for our Other non-operating business segment for the second quarter of 2004 was a loss of $20-million from a loss of $13-million for the same period last year. This change is a result of a foreign exchange loss in 2004 compared to a foreign exchange gain in 2003.

SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

	2004		2003				2002
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net sales	1,011	435	637	561	929	372	507	466
Gross Profit	283	142	204	172	252	111	142	133
Net earnings (loss)	75	12	(109)	25	69	(6)	12	1
Earnings (loss) per share
-basic	0.56	0.07	(0.89)	0.18	0.53	(0.07)	0.07	(0.01)
-diluted	0.52	0.07	(0.89)	0.17	0.47	(0.07)	0.07	(0.01)

The fertilizer business is seasonal in nature. As a result, quarter-to-quarter comparisons are not directly comparable.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (earnings before interest expense and income taxes) and EBITDA (earnings before interest expense, income taxes, depreciation and amortization). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous, and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies. EBIT and EBITDA measures are also used extensively in the covenants relating to our financing arrangements.

EBIT and EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable to other companies. EBIT should therefore not be used as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

KEY RISKS AND UNCERTAINTIES

Looking Forward to the Second Half 2004

As Agrium looks toward the second half of 2004, there are a number of factors that may positively impact the second half results:

•	International ammonia and urea prices have increased significantly in June and July supported by strong import demand from regions such as South America and India combined with production turnarounds and curtailments in the former Soviet Union, North America, and Indonesia. Prices continue to strengthen in what is traditionally a weak pricing season.

•	Potash prices continue to improve due to strong U.S. and international demand. North American potash inventories continue to decline and are currently 46% below the 5-year average.

•	Phosphate prices continue to be supported by strong export demand and declining inventories for both DAP and MAP.

•	Strong Chinese domestic demand combined with internal transportation problems could limit the availability of Chinese urea on the international market.

•	Ocean freight rates have increased in July following the steady decline in rates throughout the second quarter. Further strengthening of ocean freight rates could positively impact Agrium’s South and domestic North American nitrogen netbacks but could negatively impact Agrium’s offshore potash.

•	The USDA is forecasting a record U.S. corn crop in 2004 and prices well above five-year averages for all the major row crops, supporting strong farm income levels and the ability of farmers to finance farm inputs.

•	Moisture conditions in Western Canada have improved significantly compared to the conditions in early spring 2004, which should result in increased yields and support nutrient demand.

Offsetting these positive indicators are some negative factors that may adversely impact the second half results:

•	Continued high and volatile North American natural gas prices could negatively impact North America Wholesale’s margins.

•	Additional nitrogen capacity is expected to come on-stream in the second half of 2004, which may have some impact on current high prices if demand is significantly less than expectations.

•	The ban on Canadian beef imports by key trading partners as a result of Bovine Spongiform Encephalopathy (BSE) will continue to negatively impact Canadian farm income.

•	Strengthening in the Canadian dollar would negatively impact Agrium’s costs in its Canadian operations.